Nicole C. Brookshire +1 617 937 2357 nbrookshire@cooley.com	Via EDGAR and Overnight Courier

November 6, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Erin Jaskot
Angela Lumley
Rufus Decker

Re:	Olo Inc.

Draft Registration Statement on Form S-1

Submitted February 12, 2020

CIK: 0001431695

Ladies and Gentlemen:

On behalf of Olo Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 10, 2020 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on February 12, 2020. The Company is concurrently and confidentially submitting an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect the responses to the Comments as well as certain other updates to the Amended Draft Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Draft Registration Statement.

Overview, page 1

1.

Please revise to describe how you define a restaurant brand customer and clarify whether each of these customers holds a separate contract with you, or whether multiple brands may fall under the common control of a single parent organization who holds the contract. In addition, please revise to clarify how many of your customers are active customers as well as how you define active customers. Please also disclose the percentage of your revenue generated by your ten largest customers in 2019.

In response to the Staff’s comment regarding the definitions of restaurant brand customer and active locations, the Company has provided the definitions on pages 2 and 73 of the Amended Draft Registration Statement.

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United States Securities and Exchange Commission

November 6, 2020

Page Two

Additionally, in response to the Staff’s request for the percentage of revenue generated by the Company’s ten largest customers, the Company has revised the disclosure on page 35 of the Amended Draft Registration Statement.

2.

Please disclose the percentage of your customers which are enterprise brand customers. Please also clarify if your disclosure here means that 99% of such customers have continued using Olo since first entering into a contract with the company. Please also disclose similar renewal rate information for your non-enterprise brand customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 72, and 97 of the Amended Draft Registration Statement. The Company respectfully advises the Staff that the disclosure on pages 3, 72, 74, and 97 of the Registration Statement states that, “over the last five years, on average nearly 99% of our enterprise brand customers have continued to use [the Olo] Ordering module”, which is calculated on a yearly-basis but spans the five-year period described in the Amended Draft Registration Statement. Additionally, because enterprise brands accounted for 93% of the Company’s active customer locations as of December 31, 2019, and because non-enterprise brands are more likely to be subject to other macroeconomic trends that could impact renewal rates, the Company believes that disclosure of enterprise brand renewal rates is the appropriate metric to disclose in the Amended Draft Registration Statement.

3.

We note your statements that your customers rely on you to increase digital and in-store sales, and that such customers’ success in increasing digital sales volumes are the best reflection of the value of your platform. Please tell us why you believe that increases in digital sales are a result of the use of your platform, as opposed to other economic or industry forces such as the growing consumer demand for convenience and off-premise consumption.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 72, 75, and 97 of the Amended Draft Registration Statement to reference additional factors that may increase a brand’s digital and in-store sales. Furthermore, the Company believes that because the increases in digital sales for customers using the Company’s platform are significantly higher than increases in digital sales seen across the industry more generally, the Company believes that its statements relating to the potential of its platform to benefit customers are appropriate.

Our Platform, page 7

4.

We note that you define the acronym API on page 1. Please revise the second paragraph of this section to explain what an API is in terms that are readily understandable to investors. Please also disclose in your Business section the process by which APIs integrate across the restaurant ecosystem or otherwise unify disparate technologies, and the limits of your integration capabilities. In addition, please describe the steps that your clients must take to integrate your platform into their systems, including technical expertise or third-party assistance that is required and any on-going maintenance responsibilities.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9 and 104 of the Amended Draft Registration Statement.

Risk Factors

Security breaches, denial of service attacks, or other hacking…, page 25

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United States Securities and Exchange Commission

November 6, 2020

Page Three

5.

We note your cybersecurity risk factor disclosure on pages 25 through 29. To the extent cybersecurity risks are material to your business, please disclose the nature of the board’s role in overseeing the company’s cybersecurity risk management, the manner in which the board administers this oversight function, and any effect this has on the board’s leadership structure.

In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Amended Draft Registration Statement.

We currently generate significant revenue from our largest customers…, page 30

6.	Please generally disclose any material changes in the make-up of your largest customers in recent years. Please also disclose the length of time such customers have used your platform.

In response to the Staff’s comment, the Company has revised the disclosure on pages 30, 35, 76 and 112 of the Amended Draft Registration Statement. The Company further advises the Staff that, since a portion of the Company’s revenue is transaction revenue relating to the number of orders for a given customer, the Company’s top ten customers have changed on a yearly basis.

We rely upon Amazon Web Services and other infrastructure…, page 33

7.

Please disclose the amount of your minimum spending commitment under your agreement with Amazon Web Services. Please also disclose the amount that would be forfeited if you were to terminate the agreement.

In response to the Staff’s comment, the Company has provided this disclosure on pages 38 and 39 of the Amended Draft Registration Statement.

Key Factors Affecting Our Performance, page 68

8.

We note your disclosure of digital same-store sales for December 31, 2019 as compared to December 31, 2018. It appears that you calculate this metric by comparing GMV for one location across both periods. Please clarify whether 44% represents the average digital same-store sales for all active locations during the relevant time period, and please also explain how you calculate GMV. Please quantify the same-store sales for additional periods so that investors are aware of changes in this metric over relevant periods. Revise your disclosure to indicate how you use this metric in managing or monitoring the performance of the company, and explain specifically how digital same-store sales growth enables you to generate additional transaction revenue. In particular, we note on page 70 that you indicate that your transaction revenue is primarily from your Rails and Dispatch modules.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 71, 72, 75, 96, and 97 of the Amended Draft Registration Statement. The Company further advises the Staff that it will include additional information relating to 2020 GMV when that information is available.

Credit Facility, page 77

9.	While you have disclosed the formula used to calculate the amount available to you under the credit facility, please also specify the amount available as of the most recent practicable date.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

November 6, 2020

Page Four

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Draft Registration Statement.

10.	Please revise the second-to-last sentence in the second paragraph of this section to disclose the minimum EBITDA and minimum revenue covenants contained in the credit facility.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amended Draft Registration Statement.

Letter from Noah Glass, Founder and CEO, page 86

11.

Please balance the stated goals in this letter with the risks and obstacles you face. For example, please disclose that you have incurred significant losses since inception and have a substantial accumulated deficit. Please also provide us with support for your statement that “Olo’s success helps to preserve the 15 million jobs that the restaurant industry now represents and the families that depend on those paychecks.” Please also remove the statement that “[i]f you believe that consumers like restaurant food and e-commerce, you should believe in Olo’s ongoing success” or revise it to remove any suggestion that the company’s success is guaranteed and investing in this offering is risk-free.

In response to the Staff’s comment, the Company has revised the disclosure on pages 94 and 95 of the Amended Draft Registration Statement.

Our Customers, page 102

12.	Please provide the basis for your statement that approximately 50% of publicly traded and marquee private restaurant brands choose your platform.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Amended Draft Registration Statement. Additionally, the Company respectfully advises the Staff that, in order to calculate the percentage of publicly traded restaurant brands on its platform, the Company developed a list of public company restaurant brands that are listed on Nasdaq or The New York Stock Exchange, and then determined how many of such brands were currently using its platform. It then divided the total number of publicly traded brands on the Company’s platform by the total number of publicly traded restaurant brands.

Principal Stockholders, page 135

13.

Please disclose the natural person(s) possessing investment and/or voting power over the shares held by The Raine Group, RRE Ventures, Raqtinda Investments, Staley Capital, PayPal, and Battery Ventures.

In response to the Staff’s comment, the Company has revised the disclosure on pages 144 and 145 of the Amended Draft Registration Statement.

Financial Statements

Note 2. Significant Accounting Policies

Deferred Contract Costs, page F-9

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

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United States Securities and Exchange Commission

November 6, 2020

Page Five

14.

You disclose the amortization period used for commissions paid on renewals of a contract. Please disclose in greater detail the amortization period used for incremental costs capitalized related to obtaining a new contract. Refer to ASC 340-40-50-2 and paragraph BC309 of Revenue Recognition Transition Resource Group Memo No. 23.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-10 of the Amended Draft Registration Statement.

*        *        *

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com

United States Securities and Exchange Commission

November 6, 2020

Page Six

Please contact me at (617) 937-2357 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Nicole C. Brookshire
Nicole C. Brookshire

cc:	Noah Glass, Olo Inc.

Nithya Das, Olo Inc.

Marty Hahnfeld, Olo Inc.

Stephane Levy, Cooley LLP

Brandon Fenn, Cooley LLP

John J. Egan, III, Goodwin Procter LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736

t: (617) 937-2300 f: (617) 937-2400 cooley.com